Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California 95113

March 30, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention:  David Gessert

Re:                             Heritage Commerce Corp
Registration Statement on Form S-4
Filed February 26, 2018
File No. 333-223243

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Heritage Commerce Corp (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended, be accelerated so that the Registration Statement may become effective on April 2, 2018, at 1:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to Mark A. Bonenfant of Buchalter, A Professional Corporation, at (213) 891-5020.

Sincerely,

HERITAGE COMMERCE CORP

By:	/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President
and Chief Financial Officer